SecurShade, Inc.
Financial Projections
Pro-forma - 2018 - 2022

	2018 Total	2019 Total	2020 Total	2021 Total	2022 Total
Revenues					
Total Revenue	761,307	2,819,690	5,014,635	6,970,957	10,124,436
Cost of Good Sold					
Total COGS	381,200	1,401,683	2,406,752	3,165,415	4,216,536
Gross Margin					
Total Gross Margin	380,107	1,418,007	2,607,883	3,805,542	5,907,900
SG&A					
Total SG&A	228,392	845,907	1,504,391	2,091,287	3,037,331
Net Income					
Total Net Income	151,715	572,100	1,103,493	1,714,255	2,870,569
Total US K-12 Windows	8,100,000	8,100,000	8,100,000	8,100,000	8,100,000
% of market penetration	0.10%	0.35%	0.65%	0.91%	1.36%